WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

September 9, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:       Jeffrey Riedler, Assistant Director
Division of Corporation Finance

        Michael Reedich, Esq.
Jennifer Riegel, Esq.
Christine Allen
Carlton Tartar

Re:          WellQuest Medical & Wellness Corporation
Registration Statement on Form S-1/A
File No. 333-149260
Amended Registration Statement filed July 8, 2008

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 4, 2008 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of WellQuest Medical & Wellness Corporation (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 2 to the Company's Registration Statement.

Form S-1

General

1.
Please revise your disclosures throughout to clarify the number of shares of common stock which you are authorized to issue as we note that you state on page 37 that you are authorized to issue 150 million shares of common stock, on page F-3 you state that you are authorized to issue 625 million shares of common stock and your certificate of incorporation, filed as Exhibit 3.1, states that you are authorized to issue 2.5 million shares of common stock. Please revise your disclosure to remove this inconsistency and, if applicable, file a copy of any amendment to your certificate of incorporation.

Securities and Exchange Commission
September 9, 2008

Response

We have revised our disclosure in the financial statements to reflect that we are authorized to issue 150 million shares of common stock and have filed a copy of the Certificate of Amendment to our Certificate of Incorporation reflecting the change in our capital structure.

Registration Statement Cover Page

2.
We note your response to prior comment 3. It appears that you are calculating the registration fee under Rule 457(c). Rule 457(c) uses the average of the bid and asked price as of a specified date within five business days prior to the date of filing the registration statement. This does not appear to be consistent with your disclosures throughout the prospectus as it appears that you are using the price of its last private placement which occurred on February 2008. Please revise accordingly, as it appears you have calculated the fee based on what you believe to be a bona fide estimate of the maximum offering price.

Response

We have revised our disclosure to state:

“Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933 based upon recent prices of private transactions.”

Table of Contents

3.
We note that you state that “You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law.

Response

We have added a sentence that states, “This prospectus will be updated as required by law.”

4.
We note that you have obtained market and industry data and forecasts from internal research, publicly available information and industry publications. We note further that you state that you do not make any representation as to the accuracy of such information. Please revise your disclosure here to delete this disclaimer or to state that you are responsible for the statistical information included in the prospectus.

Securities and Exchange Commission
September 9, 2008

Response

We have deleted the disclaimer.

Prospectus Summary, page 1

5.
We note your response to prior comments 10 and 11. Please revise your disclosure to clarify in the summary that you anticipate that you will require up to $1,500,000 to fund your anticipated operations for the next twelve months and that you will not receive any proceeds from this offering.

Response

We have revised our disclosure to state, “To continue our operations and fully carry out our business plans for the next 12 months, we need to raise additional capital (up to $1,500,000) for which we currently do not have any contracts or commitments for additional funding.”  Our summary section, under “The Offering” already indicates that we will not receive any funding from this offering.

6.	In the first paragraph, where you state that the Bentonville center is your first center, please expand to clarify that it is the only center you have.

Response

We have deleted the word first.

The Offering. page 2

7.
We note your response to prior comment 13 and we are reissuing that comment. We believe that disclosure of the number of your outstanding convertible securities and more importantly, the number of shares of common stock underlying those securities is material to investors who may purchase shares in this offering. The shares of common stock underlying these convertible securities are of the same class being offered. Please revise your disclosure regarding the shares outstanding to disclose the number of shares of common stock that could be issued upon conversion of your outstanding preferred stock, exercise of warrants and other convertible securities. You should also briefly explain the conversion terms of each of these securities. You could provide the brief discussion of the conversion terms under a different heading in the summary immediately following this subsection to avoid any confusion.

Response

We have revised our disclosure to indicate that the number of shares outstanding does not include shares of common stock underlying our outstanding preferred stock, convertible debentures and warrants.  We have also disclosed the number of shares issuable upon conversion of each security.  In addition, we have provided a cross reference to our “Description of Securities” section for a complete description of these securities.

Securities and Exchange Commission
September 9, 2008

Risk Factors. page 3

General

8.
We note that you discuss your lack of experience in opening additional centers in the risk factor on page 6 with the heading “Our resources may not be sufficient to manage our expected growth...” The risk of managing your growth appears to be a different risk than the risk created by your lack of experience. As previously requested in prior comment 8, please revise your disclosure to add a separate risk factor which addresses the fact that you only have one medical center, have not developed or opened any other centers and that you lack experience in opening additional centers.

Response

We have created a separate risk factor addressing our inexperience in developing and opening additional centers.

“Our company has limited operating history...” page 3

9.	We are reissuing comment 18 in part. Please expand your risk factor to highlight your net losses and accumulated and working capital deficits.

Response

We have created a separate risk factor regarding our net losses and accumulated and working capital deficits, captioned, “We Have a History Of Losses Which May Continue, Which May Negatively Impact Our Ability to Achieve Our Business Objectives.”

“We face significant competitive risks...” page 4

10.
In response to prior comment 19, we note that you indicate that all of your current competitors have longer operating histories and significantly great resources than you, but you have not appropriately revised your disclosure on page 4 of your prospectus. Please revise your risk factor accordingly.

Response

We have revised the risk factor so that it reads, “We believe that all of our current competitors have longer operating histories and significantly greater resources than we do.”

Securities and Exchange Commission
September 9, 2008

11.
This risk factor only highlights the competition you face regarding the physician services you provide. You should expand this risk factor to highlight competition for the spa services you offer. Presumably, this competition may come from health spas, gyms, etc. Please revise.

Response

We have revised our risk factor to discuss competition for the spa services we offer.

“Our revenues and profits could be diminished if we lose the services of key physicians.” page 5

12.	Please revise your disclosure to name the physician or physicians to which this risk factor relates as we note that there are only three physicians in your center.

Response

We have revised our disclosure to name Dr. Wade Fox and Dr. Ornette Gaines as the physicians to which this risk factor applies.

Risks Relating to Our Common Stock. page 10

General

13.
As previously requested in prior comment 77. please revise your disclosure to add a risk factor which discloses the risk of suffering substantial dilution if the conversion price of your Series A preferred stock resets upon the company’s issuance of securities at lower than the $0.09 per share initial conversion price.

Response

We have revised our risk factor that is captioned, “The issuance of shares upon conversion of our series A convertible preferred stock and convertible notes may cause immediate and substantial dilution to our existing stockholders and may depress the market price of our common stock” to include the following, “In the event that we issue shares of common stock at a price of less than $0.09 per share, or if we issue securities that are convertible into shares of common stock at an exercise or conversion price of less than $0.09 per share, the conversion price of the series A convertible preferred stock will be reduced accordingly, resulting in a larger number of shares issuable upon conversion of the series A convertible preferred stock.”

14.
We note that in response to prior comment 30 you stated that the purchasers in the offering will not experience dilution and you deleted your prior risk factor. This does not appear to be consistent with your disclosure on page 42 where you state that due to the fact the share price is higher than the price paid by your founders and exceeds your per share value of net tangible assets, the purchasers “will experience immediate and substantial dilution.” Please revise your disclosure to include a risk factor which discusses this dilution. Please quantify the amount of dilution to purchasers in the offering utilizing the $0.09 offering price and your latest net tangible book value.

Securities and Exchange Commission
September 9, 2008

Response

We have revised our disclosure to include the risk factor of dilution to purchasers in this offering.

“The issuance of shares upon conversion of our series A convertible preferred stock and convertible notes...” page 10

15.
We are re-issuing prior comment 31 in part. Please revise your disclosure to include disclosure of the possible dilutive effect if the outstanding warrants to purchase shares of your common stock which you disclose on page 38 are exercised.

Response

We have revised our disclosure to include a calculation of the potential dilutive effects of the conversion of the convertible debentures and exercise of the warrants attached to the debentures.

“There are restrictions on the transferability of the securities.” page 11

16.
We note your response to prior comment 33 indicated that you had removed this risk factor from your prospectus. We also note that this risk factor is included on page 11 of your prospectus. Please either expand this factor to explain how it might pertain to purchasers in the offering or delete the risk factor.

Response

The risk factor has been deleted.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations1 page 15

Liquidity and Capital Resources, page 17

17.
We acknowledge your response to our prior comment 38. Please reconcile your disclosures on page 17 to the amounts recorded in the financial statements. Explain which types of revenue transactions (medical clinic, medical spa, etc.) give rise to accounts receivable and explain how you calculated each of the disclosed amounts based on the related financial statement disclosures.

Securities and Exchange Commission
September 9, 2008

Response

We have revised our disclosures to explain the types of revenue transactions (medical clinic, medical spa, etc.) that give rise to accounts receivable and we have explained how we calculate each of the disclosed amounts based on our related financial statement disclosures.

Business. page 22

Future Development. page 28

18.
We note in your response to prior comment 56, you have disclosed that you have hired additional personal, the cost of which is approximately $20,000 per month. We also note that you disclose that this cost will be funded by “increased service revenues.” Please clarify if you currently making these increased service revenues.

Response

We have revised our disclosure to remove the reference to a registered dietitian.  This position is open at this time.  We have amended the cost of the remaining personnel and stated that the positions will be funded by increased collections of accounts receivable.  We have also included in the disclosure evidence of improved collections.

Government Regulations. page 29

19.	Please revise your disclosure to define NWAPCP the first time you use this term.

Response

We have defined NWAPCP as Northwest Arkansas Primary Care Physicians, P.A. the first time we use the term in the prospectus.

Management. page 31

20.
We are reissuing prior comment 63. Item 407(a) of Regulation S-K requires you to identify each director that is independent under the applicable listing standards listed in Item 407(a((1) and if such independence standards contain independence requirements for the committees of the board, identify each member that is not independent under such committee independence standards. See Item 407(a)(l)(ii) of Regulation S-K for the possible definitions of independence which can be used if the registrant is not a listed issuer.

Securities and Exchange Commission
September 9, 2008

Response

Item 407(a) of Regulation S-K requires us to identify each director, which we have done.  Item 407(a) further states, “When the disclosure called for by this paragraph is being presented in a proxy or information statement relating to the election of directors, each nominee for director, [identify each director] that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of this Item.”  As the information is not being presented in a proxy or information statement, nor are our securities currently listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent (nor have we applied for the same), we are not required to by Item 407(a) of Regulation S-K to identify if any of our directors are independent.

Security Ownership of Certain Beneficial Owners and Management. page 36

21.
It appears that footnote 4 applies to the description of common and preferred stock held by Mr. Rice. Similarly, it appears that footnote 6 applies to the description of common and preferred stock held by Ambulatory Systems Development, which Mr. Zasa is a beneficial owner. If true, please revise your table to reference the respective footnotes in all rows in which it is applicable.

Response

Footnote 4 reflects the combined beneficial ownership of the common and preferred shares held directly by Mr. Rice and the indirect beneficial ownership of the shares through his ownership of Rice Investments, LLC.  Footnote 8 refers only to the shares of preferred stock owned directly by Mr. Rice and the indirect beneficial ownership of the preferred shares through his ownership of Rice Investments, LLC.  It would be confusing and wrong to include footnote (8) next to footnote (4) and vice-versa as they refer to two different items.

Similarly, footnote 6 reflects the combined beneficial ownership of the common and preferred shares held directly by Mr. Zasa and the indirect beneficial ownership of the shares through his ownership of Ambulatory Systems Development.  The row showing the beneficial ownership of the preferred stock by Ambulatory Systems Development is just that, and does not include any shares owned by Mr. Zasa individually.  We have included a footnote (9) next to Mr. Zasa’s name in the top part of the table, but we have already made it clear that he beneficially owns the shares held by Ambulatory Systems Development.

Securities and Exchange Commission
September 9, 2008

Description of Securities. page 37

Preferred Stock. page 37

22.	Please clarify whether your shares of Series A preferred stock receive one vote per share of Series A stock or whether the holders are entitled to vote on an as-converted basis.

Response

The disclosure states that, “Each share of Series A Convertible Preferred Stock shall be entitled to one vote per share.”

Selling Shareholders. page 44

23.
It appears that you have disclosed in this table that the selling shareholders are selling 3,942,750 shares of common stock. We note that you are registering for resale 3,961,500 shares of common stock. Please revise or explain this apparent inconsistency.

Response

We have revised our disclosure to indicate that we are only registering 3,942,750 shares of common stock.  There was a clerical error in the original filing of an additional 75 shares (prior to the forward stock split) for Sichenzia Ross Friedman Ference LLP that was corrected in the selling stockholder table in the amendment but not elsewhere.

24.
We are re-issuing in part prior comment 15. Please revise your disclosure to provide a more complete description of the private placement. In that section, please include the dates on which such shares were sold and the terms of the sale of the securities, including any registration, dilution or other rights.

Response

We have revised our disclosure to indicate the purchase price per share of approximately $0.09 per share and that we granted the investors piggyback registration rights.  There were no other rights granted to the purchasers in the private placements.

Note 1. Organization and Business Description and Management’s Plans. page F-7 Principles of Consolidation. page F-7

25.
We acknowledge your response to our prior comment 83. Please explain in more detail how your accounting treatment for the non-controlling interest complies with the requirements of FIN 46R. Please tell us whether the operations of the variable interest entity are the same as those disclosed for the Medical Clinic segment on pages F-17 and F-25, and if so, explain the basis for your statement that the entity had not generated profits from operations for the year ended December 31, 2007.

Securities and Exchange Commission
September 9, 2008

Response

We opened our first medical center on September 12, 2005.  The effective date of our Management and Medical Services Agreement (Agreement) was September 1, 2005.  At the date of initial measurement when WellQuest became the primary beneficiary, NWAPCP had no assets, liabilities or equity.  Subsequent to the date of initial measurement, the accounts of NWAPCP have been consolidated under the principles of ARB 51.  All inter-company income and expenses have been eliminated in consolidation.  Amounts due to non-controlling interest owners as determined under the Agreement have been accrued as additional compensation for medical services as they are due currently pursuant to the Agreement.  We are the beneficiary of all remaining net income of NWAPCP.  As a result, there is no reported income attributable to non-controlling interests in the income statement.

The operations of the medical clinic reflected in the segment disclosure are not the same as those for NWAPCP.  The difference is primarily due to the segment disclosure being on a post consolidation basis with inter-company income and expenses eliminated upon consolidation.  The more significant of these have been disclosed for clarity.

Note 2. Summary of Significant Accounting Policies. page F-3

Share-Based Payment. page F-10

26.
We acknowledge your response to our prior comments 40 and 85. We note that the stated fair value of $.09 per share appears to equal the $22.22 per share value based on the concurrent private placements, as adjusted for the 250-1 stock split disclosed on page F-18. However, the value recorded for these issuances in the financial statements is $.016 per share rather than $.09 per share. Please advise and revise the financial statements as appropriate.

Response

The shares issued for services in October 2007 were valued at $0.1826.  Previous to October 2007, there were nine issuances of common stock at values ranging from $0.01 to $0.1826 per share.  We valued the shares at the then-highest value of $0.1826.  The shares issued for services in November 2007 were valued at $0.09 per share.  The services performed by Mr. Rice were valued at $45,000.

27.
Please reconcile your prior disclosure, which indicated that 19,000 shares were issued for services, to the current disclosure which indicates that 3,006,250 shares were issued for services. Explain why the post-split number of shares issued was 3,006,250 rather than 4,750,000.

Securities and Exchange Commission
September 9, 2008

Response

The 19,000 shares in the initial disclosure was an error.  The correct number should have been reported as 12,025 shares.  After the 250:1 split, the corrected number of shares is 3,006,250. The amended disclosure is correct.

Note 5. Long-Term Debt. page F-7

28.
We acknowledge your response to our prior comment 87. You disclose on page F-l 2 that you received a written waiver from the creditor for your non-compliance with the debt service coverage ratio related to your loan classified as long-term debt. The waiver also requires you to establish and maintain a debt service coverage ratio of 1.5:1 by June 30, 2008. Based on this it appears your creditor gave you a waiver for non-compliance until June 30, 2008. This does not meet the requirement stated in paragraph 5a of SFAS 78, “for more than one year (or operating cycle, if longer) from the balance sheet date.” It therefore appears that the loan should be classified as a current liability. Please revise your document to classify the loan as a current liability and disclose your plans, if any, to regain compliance with the restrictive covenants.

Response

We received a written waiver from the creditor for non-compliance with the debt service coverage ratio through December 31, 2008.  We have filed as an exhibit of the written debt waiver.  Therefore, the debt is properly classified as long-term.

29.
We acknowledge your response to our prior comment 91. However, we do not understand the basis for your statement that EITF 98-5 and 00-27 are not applicable to the convertible debentures. We note that the conversion price of the debentures of $.09 per share appears to equal the fair value of your common stock based on the concurrent private placements. Since you have recorded a portion of the proceeds as a debt discount equal to the fair value of the detachable warrants in accordance with APB 14, EITF 00-27 requires you to evaluate whether a beneficial conversion feature exists using the proceeds allocated to the debentures, which may result in an additional discount being recorded in the amount of the beneficial conversion feature. Please explain in more detail how you evaluated the convertible debentures in accordance with paragraphs 4-7 of EITF 00-27 and revise the financial statements as appropriate.

Response

As described, a portion of the proceeds was properly allocated to the associated warrants, the fair value of which was recorded as a debt discount in accordance with APB 14.  Based on our review of EITF 00-27, we determined that the embedded conversion feature of the debentures had no intrinsic value to the holder once a fair value had been assigned to the detachable warrants.  This conclusion was reached as the assignment of a fair value to the warrants and subsequent discounting of the associated debentures, meant that no intrinsic value could be applied to the embedded conversion feature of the debentures as the holder of the debenture would no longer be able to convert the debenture as described in the agreement.  The embedded conversion instrument was deemed non beneficial to the holder since they cannot both convert the debenture and exercise the warrant.

Securities and Exchange Commission
September 9, 2008

Note 7. Series A Convertible Preferred Stock. page F-15

30.
You disclose on page F-18 that a 250-1 stock split was affected on February 14, 2008, and that all information pertaining to share and per share data in the financial statements has been adjusted to reflect the split. However, it appears that the share and per share data relating to your convertible preferred stock has remained unchanged. In addition, you disclose on page F-16 that 19,824 shares of common stock are reserved for the conversion of your subordinated convertible debentures, which appears to be prior to the effect of the 250-1 stock split. Please revise your disclosures in Notes 7 and 8, and other places throughout the registration statement as appropriate, or tell us how the current disclosures are consistent with the respective rights of the convertible preferred stockholders and the convertible debenture holders.

Response

We have revised our disclosure to correct Notes 7 and 8 to reflect the stock split.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ STEVE SWIFT Steve Swift President